UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Adamas Pharmaceuticals, Inc.

(Name of Subject Company)

Adamas Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00548A106 (CUSIP Number of Class of Securities)

Christopher B. Prentiss

Chief Financial Officer

Adamas Pharmaceuticals, Inc.

1900 Powell Street, Suite 1000

Emeryville, California

(510) 450-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh

Ian Nussbaum

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas” or the “Company”), with the Securities and Exchange Commission on October 25, 2021, relating to the tender offer (the “Offer”) by Supernus Reef, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc. (“Supernus”), to purchase all of the outstanding Shares at the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2021, and in the related Letter of Transmittal filed by Purchaser with the Securities and Exchange Commission on October 25, 2021. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 2021, by and among Supernus, Purchaser and Adamas. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(I)	Email from Sarah Mathieson, Vice President and Head, Corporate Communications of Adamas, dated October 25, 2021, to All Employees of Adamas.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMAS PHARMACEUTICALS, INC.

By:	/s/ Christopher B. Prentiss
Name:	Christopher B. Prentiss
Title:	Chief Financial Officer

Dated: October 25, 2021